EXHIBIT 99.2

Galloway Capital Partners, LLC

October 26, 2023

Philip Garfinkle, Chairman

Jin Kang, Chief Executive Officer

Widepoint Corporation

11250 Waples Mill Road

Fairfax, VA 22030

Dear Mssrs. Garfinkle and Kang:

We have been shareholders of Widepoint Corporation (the “Company” or “Widepoint”) for over 4 years. We are quite disappointed with the performance of the Company’s common stock, which has been on a downward spiral for the past 3 years. During this time, the trading price of the Company’s shares has declined precipitously, from $15.50 to $1.66/share. Despite the Company’s cutting-edge identity management and cybersecurity technology platform, the Company has not been successful in converting government contracts into bottom line profits. In the past few years, comparable publicly traded cybersecurity and technology companies have performed very well in the marketplace. We believe the Company is significantly undervalued and therefore, needs to explore strategic alternatives to enhance shareholder value, including a possible sale of the Company.

In addition, we would like to recommend a candidate to be selected by us to be appointed to the Company’s Board of Directors. This individual will have strong public board and capital markets experience and will actively assist in working with the Board and its advisors to create shareholder value.

Our interests are clearly aligned, and we believe that we can bring strong insight and constructive strategies which will benefit all the shareholders of the Company.

Please let me know when you are available to discuss this important matter. I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer

cc:          Julia Bowen, Director

John Fitzgerald, Director

J. Bernard Rice, Director